NEWS RELEASE

Lithium Argentina Announces

Appointment of Two New Board Members

March 19, 2024 – Vancouver, Canada: Lithium Americas (Argentina) Corp. (TSX: LAAC) (NYSE: LAAC) (“Lithium Argentina” or the “Company”) announces the appointment of Monica Moretto as an independent member of its board of directors who will join effective immediately along with Sam Pigott who was recently appointed as President and Chief Executive Officer. The Board now counts eight members, five of whom are independent.

Mr. Kanellitsas, Executive Chair of the Board, commented, “On behalf of the Board of Directors, I am pleased to welcome both Sam and Monica to the Board. As a new member, Monica brings a valuable combination of skills to the board. We believe her experience in business strategy and ESG coupled with her knowledge of the political and regulatory landscape of both Canada and Argentina will prove to be beneficial to Lithium Argentina. The Board undertook a thorough search process and feels confident that the Board is the right group of individuals to lead and guide Lithium Argentina as it looks to increase shareholder value through the sustainable and responsible development of its high quality and low-cost lithium brine assets in Argentina.”

Ms. Moretto is a senior executive in the mining industry who has provided leadership and strategic advice to industry boards and international committees in North America for almost two decades. Currently, she is the Vice President of Sustainability, Diversity and Inclusion at Pan American Silver Corp. and has done extensive work in diversified portfolios throughout the Americas, including the political regulatory landscape and ESG performance reporting and engagement. She currently chairs the International Social Responsibility committee at the Mining Association of Canada.

Ms. Moretto has a communication’s degree from Argentina and holds an ESG designation from Competent Boards. She was the recipient of the Robert H. Hedley Sustainability Award of Excellence, given by the Association for Mineral Exploration of British Columbia in January 2019, and more recently, the 2021 Trailblazer Award given by Women in Mining Canada.

Mr. Pigott recently joined Lithium Argentina as CEO and today, as an executive member of the board. He has approximately 20 years of experience in mining, lithium, capital markets, business development and finance. He holds a Master of Business Administration from Oxford University and a Bachelor of Arts in Economics and History from McGill University. He joins Lithium Argentina from Ganfeng Lithium, where he has led the International Business Development group for the past six years. Before joining Ganfeng in 2018, he worked in several financial and investment banking institutions in a variety of senior roles. Mr. Pigott currently resides in Toronto, Canada.

ABOUT LITHIUM ARGENTINA

Lithium Argentina is an emerging producer of lithium carbonate for use primarily in lithium-ion batteries and electric vehicles. The Company, in partnership with Ganfeng Lithium Co, Ltd., is ramping up production of the Caucharí-Olaroz lithium brine operation in Argentina and advancing development of additional lithium resources in the region. Lithium Argentina currently trades on the TSX and on the NYSE, under the ticker symbol “LAAC.”

For further information contact:

Investor Relations

Telephone: +1 (778) 656-0759

Email: ir@lithium-argentina.com

Website: www.lithium-argentina.com

FORWARD-LOOKING INFORMATION

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as “forward-looking information”). These statements relate to future events or the Company’s future performance. All statements, other than statements of historical fact, may be forward-looking information. Forward-looking information generally can be identified by the use of words such as “seek,” “anticipate,” “plan,” “continue,” “estimate,” “expect,” “may,” “will,” “project,” “predict,” “propose,” “potential,” “targeting,” “intend,” “could,” “might,” “should,” “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information.

In particular, this news release contains forward-looking information, including, without limitation, with respect to the following matters or the Company’s expectations relating to such matters: expectations with respect to contributions new appointees will bring to the Company’s board of directors; goals of the Company; senior leadership succession; composition of the Company’s board of directors; expectations with respect to increasing shareholder value; development and ramp-up of the Caucharí-Olaroz project; expectations with respect to the development of the Company’s other projects, including its Pastos Grandes project; and the Company’s financial condition, resiliency and ability to succeed across market-cycles.

Forward-looking information does not take into account the effect of transactions or other items announced or occurring after the statements are made. Forward-looking information is based upon a number of expectations and assumptions and is subject to a number of risks and uncertainties, many of which are beyond the Company’s control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. With respect to forward-looking information listed above, the Company has made assumptions regarding, among other things: current technological trends; a cordial business relationship between the Company and third party strategic and contractual partners, including the co-owners of the Caucharí-Olaroz project; ability of the Company to fund, advance, develop and ramp-up the Caucharí-Olaroz project; the impacts of the project when full production commences; ability of the Company to advance and develop the Pastos Grandes and Sal de la Puna projects; the Company’s ability to operate in a safe and effective manner; uncertainties relating to receiving and maintaining mining, exploration, environmental and other permits or approvals in Argentina; demand for lithium, including that such demand is supported by growth in the electric vehicle market; the impact of increasing competition in the lithium business, and the Company’s competitive position in the industry; general economic conditions; the stable and supportive legislative, regulatory and community environment in the jurisdictions where the Company operates; stability and inflation of the Argentine peso, including any foreign exchange or capital controls which may be enacted in respect thereof, and the effect of current or any additional regulations on the Company’s operations; the impact of unknown financial contingencies, including litigation costs, on the Company’s operations; gains or losses, in each case, if any, from short-term investments in Argentine bonds and equities; estimates of and unpredictable changes to the market prices for lithium and lithium products; development, construction, ramp-up and other costs for the Caucharí-Olaroz project, and costs for any additional exploration work at the projects; uncertainties inherent to estimates of Mineral Resources and Mineral Reserves, including whether Mineral Resources not included in Mineral Reserves will be further developed into Mineral Reserves; reliability of technical data; anticipated timing and results of exploration, development and construction activities; the Company’s ability to obtain additional financing on satisfactory terms or at all; the ability to develop and achieve production at any of the Company’s mineral exploration and development properties; the impact of inflationary and other conditions on the Company’s business and global mark; and accuracy of development budget and construction estimates.

Although the Company believes that the assumptions and expectations reflected in such forward-looking information are reasonable, the Company can give no assurance that these assumptions and expectations will prove to be correct. Since forward-looking information inherently involves risks and uncertainties, undue reliance should not be placed on such information. The Company’s actual results could differ materially from those anticipated in any forward-looking information as a result of the risk factors set out herein and, in the Company’s, latest annual information form, management information circular, management’s discussion and analysis and other continuous disclosure documents (collectively, “Company Disclosure Documents”), all of which are available on SEDAR+.

All forward-looking information contained in this news release is expressly qualified by the risk factors set out in the Company Disclosure Documents. Such risk factors are not exhaustive. The Company does not undertake any obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law. All forward-looking information contained in this news release is expressly qualified in its entirety by this cautionary statement. Additional information about the above-noted assumptions, risks and uncertainties is contained in the Company Disclosure Documents, which are available on SEDAR+ at www.sedarplus.ca. Neither the TSX nor the NYSE has approved or disapproved of the information contained herein.